UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For February 28, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 28, 2005  -  Final Results


                                                         Monday 28 February 2005



                     RESULTS FOR YEAR ENDED 31 DECEMBER 2004

Bunzl plc, the international distribution and outsourcing Group, today announces its annual results for the year ended 31 December 2004, its intention to demerge Filtrona from the Group and the decision to appoint Christoph Sander as Chief Executive.

- Sales were GBP2,916.0 million (2003: GBP2,728.2 million), up 14% at constant exchange rates

- Operating profit before goodwill was GBP230.8 million (2003: GBP214.1million), up 16% at constant exchange rates

- Profit before tax and goodwill was GBP226.0 million (2003: GBP212.3 million), up 14% at constant exchange rates

- Profit before tax was GBP200.9 million (2003: GBP194.6 million), up 11% at constant exchange rates

- Adjusted earnings per share were 34.4p (2003: 31.3p), up 18% at constant exchange rates

- Dividend up 10% to 13.3p

- GBP324 million spent on acquisitions, GBP58 million on buying back shares

- Proposed demerger of Filtrona in June 2005 with Mark Harper as Chief
  Executive

- Christoph Sander to become Chief Executive of Bunzl when the demerger is complete

Commenting on today's announcement, Anthony Habgood, Chairman of Bunzl, said:

"These are strong results from both Outsourcing Services and Filtrona reflecting increasing momentum during the fourth quarter and a higher level of acquisition spend. They provide an excellent backdrop to the proposed demerger of Filtrona from the Group.

"I am delighted that we have a first rate internal candidate to become Chief Executive of Bunzl following the demerger of Filtrona. Christoph has built our European business from inception in 1993 to a highly successful business with sales in excess of GBP1 billion."

Enquiries:

Bunzl plc                                                     Finsbury
Anthony Habgood, Chairman                                     Roland Rudd
David Williams, Finance Director                              Morgan Bone
Tel: 020 7495 4950                                            Tel: 020 7251 3801


After an excellent year for the Group as a whole and with good underlying momentum, the Board has decided that it is the right time to demerge our successful Filtrona organisation from our growing and highly profitable Outsourcing Services business. Filtrona, which represents 16% of Group sales and 24% of Group operating profit before corporate costs and goodwill amortisation, will become a stand alone supplier of fibre and plastic technology products with strong positions in international niche markets. Bunzl will become a focused international distribution and outsourcing Group. Simultaneous with the demerger which is planned for June 2005, the Board will appoint Christoph Sander as Chief Executive of Bunzl and Mark Harper will become Chief Executive of the demerged Filtrona. I will remain Chairman of Bunzl and Jeff Harris will become Chairman of Filtrona.

RESULTS

The Group once again had a successful year in 2004 as good results were enhanced by renewed momentum in acquisition activity. Sales were GBP2,916.0 million (2003: GBP2,728.2 million), up 14% at constant exchange rates, and operating profit was GBP205.7 million (2003: GBP196.4 million),a rise of 13% at constant exchange rates. Profit before tax and goodwill amortisation was GBP226.0 million (2003: GBP212.3 million), up 14% at constant exchange rates. Profit before tax was GBP200.9 million (2003: GBP194.6 million), 11% ahead at constant exchange rates. Earnings per share were 28.7p (2003: 27.4p), up 13% at constant exchange rates and adjusted earnings per share, after eliminating goodwill amortisation, were 34.4p (2003: 31.3p), a rise of 18% at constant exchange rates.

After a cash outflow of GBP323.6 million on acquisitions and a spend of GBP58.2 million buying back shares on the market, net debt at the end of the period rose to GBP405.2 million (2003: GBP96.5 million). Gearing rose to 94.6% from 22.3%.

DIVIDEND

The Board is recommending an increase in the final dividend to 9.15p (2003:
8.25p). This brings the total dividend for the year to 13.3p (2003: 12.1p), an increase of 10%. Shareholders will again have the opportunity to participate in our dividend reinvestment plan.


BOARD CHANGES IN 2004

Bunzl strengthened its independent Board with the appointment of Dr Ulrich Wolters as a non-executive director in July. Ulrich is Chairman of the Aldi Family Trust which holds the majority of the Aldi Sud shares, having been Managing Director of Aldi Sud for many years and built the business into one of the world's leading international retailers with over 2,800 outlets. Also in July Christoph Sander was appointed to the Board with responsibility for Bunzl's Outsourcing Services business in Europe and Australasia, having led it from its inception in 1993 to a business with sales in excess of GBP1 billion. In December the Board was further strengthened by the appointment of Patrick Larmon and Mark Harper. Pat is responsible for our North American Outsourcing Services business in which he has held various senior positions over 15 years. Mark assumed responsibility for Filtrona in 1996 after holding general management positions in both Europe and the US.

Paul Lorenzini retired from the Board in July after 21 years with the Group. He was appointed to the honorary position of Chairman Emeritus of Bunzl USA in recognition of his past service to the Group. Stephen Williams retired as a non-executive director in August. His independent advice and contribution to our success were greatly valued.

We welcome Ulrich, Christoph, Pat and Mark to the Board and thank Paul and Stephen for their valuable service over many years.

PLANNED DEMERGER

Since 1991 the structure of Bunzl has been simplified by selling businesses with weaker returns and relatively poor competitive positions and reinvesting the proceeds from these disposals to grow businesses where we have superior returns, good international competitive positions and the potential to grow. The pursuit of this strategy has resulted in Bunzl having two business streams, Outsourcing Services and Filtrona, both of which have these features but which have little or no commercial overlap between them. The Board has therefore decided to separate these two fundamentally different component parts by demerging Filtrona from the Group. It is planned to achieve this by paying existing shareholders of Bunzl a dividend in specie. Filtrona will be an independent public company while Bunzl will become a simpler organisation concentrating on the Outsourcing Services business stream.

We believe that shareholder value will be created through the demerger process and that Filtrona and Bunzl will be strong businesses in their own right with good returns and good international competitive positions which will prosper as individual listed entities. It is hoped that the process of demerger, which will be subject to shareholder approval, will be completed by June 2005. JPMorgan Cazenove has been appointed to advise Bunzl on the demerger.

BOARDS OF THE DEMERGED ENTITIES

The Board will appoint Christoph Sander as Chief Executive of Bunzl on completion of the demerger. I will remain as Chairman. The role of Deputy Chairman will cease to exist as of the demerger and Pat Dyer, currently Deputy Chairman, will retire from the Board at the end of the year. Mark Harper and Paul Heiden will resign from the Board as of the demerger. The Board of Bunzl will then constitute a Chairman, a Chief Executive and two other executive directors, four existing independent non-executive directors of which Jeff Harris will continue to act as the senior independent director and, in addition, Pat Dyer who will continue to serve as a non-executive director until the year end.

It is proposed that the Board of the prospective demerged entity will constitute Jeff Harris as Chairman, Mark Harper as Chief Executive, Steve Dryden as Finance Director, Paul Heiden as an independent non-executive director plus at least one further independent non-executive director. An additional independent non-executive director will be appointed to replace Paul Heiden who would not expect to serve beyond a transitional period of around six months.

ACQUISITIONS

The Group spent GBP324 million on acquisitions during 2004 as a major expansion into France was achieved and the momentum in North America was regained after a period of relatively low activity. In addition we added businesses in the Netherlands, Australia and Eastern Europe.

In May we acquired Groupe Pierre Le Goff. This significant acquisition with pro forma sales in 2003 of EUR422 million took Outsourcing Services into France with a leading position in both the cleaning and safety markets in that country. A strong position in France complements our existing European positions in the UK, Benelux, Germany, Denmark and Ireland and provides us with a strong platform to develop further in France and Southern Europe while reinforcing our position as the logical partner for international customers and suppliers.

During the fourth quarter we regained momentum in North America with the addition of over $200 million of annualised sales through the acquisitions of three significant companies. In October we reinforced our position in the growing convenience store segment through the acquisition of TSN. Headquartered in Denver, Colorado, TSN had sales in 2003 of $130 million and is a leading distributor of goods not for resale to that sector across the US. In November we purchased Joseph Weil & Sons. Based in Chicago and with sales in the year ended 30 June 2004 of $53 million, Weil supplies jan/san, disposable food service and non-food retail products in the Midwest, complements our position there and provides us with an opportunity to develop further into these markets. In December we further expanded with the acquisition of TEMO. Located in Maspeth, New York and with sales in 2003 of $28 million, TEMO is a well-established redistribution business in the Northeast distributing food service and jan/san products.

Elsewhere we also continued to expand through acquisitions. In March we expanded Filtrona with the acquisition of Skiffy in Amsterdam. With sales in the year ended March 2004 of EUR13 million, Skiffy has particular expertise in the supply of small nylon parts for protection and finishing applications and enhances our existing operations in Europe and North America. In October we acquired the disposable consumables and packaging distribution business of Cospak in Australia. Based in Newcastle, New South Wales and Perth, the Cospak business, which had sales in the year ended 30 June 2004 of A$35 million, complements our existing successful Australian business and deepens our penetration there. In November we made our first acquisition in Eastern Europe with the purchase of Beltex, a leading national distributor in Hungary with additional branches in neighbouring Romania and Slovakia with sales in 2003 of EUR12 million. Its product range encompasses cleaning and hygiene supplies and has recently expanded into safety supplies and personal protection equipment. It establishes a platform for us in a key region of growth.

In January 2005, we completed the acquisition of Gelpa. Based in Arnhem, Gelpa had sales of EUR43 million in 2003 and is a distributor principally supplying the retail and food processor sectors with packaging and consumables in the Netherlands.

SHARE BUYBACK

In October the Board reinstated a share buy back programme following the purchase and cancellation of 21.3 million shares in 2003. A total of 13.0 million shares were purchased into treasury at a cost of GBP58.2 million and an average price of GBP4.48 per share. These purchases were consistent with the Board's continuing overall capital management strategy. This strategy seeks to maintain an appropriate balance sheet structure taking into account completed and prospective acquisitions and disposals.

INVESTMENT

We continued to invest in the capital base of the Group. New facilities in lower cost countries are coming on stream in 2005 and both equipment and warehouses have been expanded and upgraded during the year. Computer systems continue to be improved and installed into acquired facilities. These systems remain critical to our ability to serve our customers in the most efficient and appropriate way. We believe that up to date assets are an important source of our competitive advantage and investing in them remains a priority.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group will be reporting 2005 results on the basis of IFRS rather than UK GAAP. 2004 results restated under IFRS for comparative purposes will be supplied in the second quarter of 2005.

PROSPECTS

Against a background of an improved world economy in 2004, albeit with a weak US dollar, both Outsourcing Services and Filtrona again showed their strengths as international businesses with excellent increases in sales and operating profit at constant exchange rates. The increases in the second half in each case were greater than those in the first half. Renewed momentum in the US during the fourth quarter and the impact of achieving scale advantage across Europe and Australasia have carried forward into the early weeks of 2005 as has the strong performance of Filtrona in both fibre and plastic technologies.

We see the proposed demerger as being positive to the prospects of both sides of the business as the management of each of the demerged entities concentrates on developing its strengths internationally in its distinct fields of operation. Outsourcing Services will focus on value added distribution, often to major international customers, from growing preferred vendors and international sources. Filtrona will focus on serving well defined international niche markets in fibre and plastic technologies from efficient, effective, low cost sources.

We expect Outsourcing Services in North America to grow as a result of renewed momentum in acquisition activity and increased sales to higher growth areas such as redistribution, food processors, convenience stores and the jan/san market. Generally firm product prices, as a result of higher commodity input prices to our suppliers, should prevent growth being eroded by deflation, certainly in the immediate future.

In Europe and Australasia we expect sales growth to continue particularly as recent acquisitions are integrated into the business. We also expect future acquisition activity to expand our geographic coverage and deepen our participation in existing markets. The cost savings and efficiency gains associated with our increased scale should continue to deliver benefits.

In Filtrona, the underlying growth of our markets is continuing in improving economic conditions and each of our businesses is performing well. In addition we expect to show continued growth from acquisitions and as we supplement our existing supply bases with product from sourced or owned production from lower cost facilities in Mexico, China and other appropriate sources.

Our strong focused competitive position in our international markets and our ability to enhance growth through acquisitions give us confidence that both parts of the Group will maintain their momentum and continue their positive development.

OPERATING PERFORMANCE

The Group operates in many currency zones and, in this period of substantial dollar weakness, the operations are reviewed at constant exchange rates or in local currency to remove the distortionary impact of significant currency swings. The overall impact of currency movements was to reduce the growth rate of sales by about 7% and profits and earnings by about 8%. The following table sets out the growth rates of sales and operating profit before goodwill amortisation as reported in sterling alongside those at constant exchange rates:


                                Actual exchange rates    Constant exchange rates
                                   Sales    Operating        Sales     Operating
                                % Growth       Profit     % Growth        Profit
                                             % Growth                   % Growth
--------------------------------------------------------------------------------
Outsourcing Services               +7          +8           +14          +16
  North America                    -6          -8           +4           +1
  Europe & Australasia            +33          +44          +33          +44
Filtrona                           +5          +5           +12          +13
Total                              +7          +8           +14          +16
--------------------------------------------------------------------------------

Group margin before goodwill amortisation rose from 7.8% to 7.9% and Group return on operating capital rose from 45.1% to 46.8%.


OUTSOURCING SERVICES

Operating across North America, Europe and Australasia, Bunzl is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other users.

Outsourcing Services overall had an excellent year with sales up 14% at constant exchange rates to GBP2,438.5 million (2003: GBP2,275.6 million) and operating profit before goodwill amortisation up 16% at constant exchange rates to GBP184.8 million (2003: GBP170.5 million).

North America

In North America, dollar sales grew at 4% to $2,571.4 million while operating profit was up 2% to $193.1 million.

The mix of our business continued to change as the proportion of our total sales in redistribution, processors, convenience stores, non-food retail and jan/san continued to expand while grocery, which is still the largest of our customer categories, again decreased as a percentage of total sales. This reorientation of the business was speeded up by the renewed level of acquisition activity in the fourth quarter.

In October through our acquisition of TSN, headquartered in Denver, we increased our presence in convenience stores. TSN is a leading distributor of disposable packaging supplies, jan/san products and foodservice items to the convenience store chains and wholesalers. The convenience store industry has shown good growth over the last several years and is forecast to continue this growth going forward. TSN puts us in position to take advantage of these opportunities. Later in the year we purchased Joseph Weil & Sons, a supplier to redistribution and non-food retail based in Chicago. It also has business in jan/san and increases our presence in areas targeted for future growth. In December we purchased TEMO, a New York redistribution company servicing a customer base that fits strategically with our other locations in the area. It is a well managed company that will solidify our position as a leading redistribution company in the Northeast.These three significant transactions have accelerated the reorientation of our business and we will continue to look for acquisitions that fit our distribution model and create opportunities for us to grow.

Our grocery customers include small, regional and national supermarket chains as well as warehouse grocery stores. As the largest distributor in this area, we provide disposable packaging, jan/san supplies and carryout items. Consolidation continued and, although this has resulted in larger customers, it has also created an opportunity for smaller specialised stores to provide an array of products and services not found in the larger retailer. This area will provide an opportunity for us in the future. Our redistribution customers include small distributors that use us to reduce their capital investment and increase their inventory turns without giving up the availability of the many items they need to drive more sales. As transportation costs increase due to fuel costs and driver regulations, our platform has become more attractive to our vendors and customers. This continues to be a solid growth area for us. Besides disposable packaging and carryout items, we also provide these customers with jan/san products which are a focus for us moving forward. Our business with processors, which also grew in 2004, was hampered by restrictions imposed by various international governments on North American sourced product. However it appears these are changing and the situation should improve. Our customers process and package meat, produce, seafood, bakery and other items. We continue to be the only national supplier of packaging products, plant operating supplies, safety supplies and jan/san supplies. Our customers can order all these items and receive them through one order and delivery rather than receiving them from multiple vendors that have to be managed. We have developed a group of specialists in this area to help our customers with this part of their business.

Our focus continues to be to provide plastic and paper disposable packaging items, janitorial supplies, carryout bags and containers and plant operating supplies. We make available to our customers one of the largest selections of products thereby allowing them to choose appropriately for their needs and those of their customers. With over 60,000 items, the customer will find every style, type and price range needed to increase their sales, run their plants more efficiently or safely, maintain cleanliness and hygiene and/or reduce their cost of packaging. Our private label program, Prime Source, continues to grow as we add more items and offers our customers a less costly alternative without sacrificing quality. In addition we continue to source internationally innovative and economic products for our customers. Our import program has expanded significantly again this year providing us with alternative high quality products at very competitive prices. To handle the increased volume we have opened a consolidation warehouse in Shanghai that allows our warehouse locations, no matter how small, the ability to order many of these products in the most efficient manner. We are considering more locations in this area of the world as the number of items we import continues to grow. Several of our customers look to us as their partner in the importing area.

Besides providing our customers quality products at a competitive price, we also provide them solutions for managing this part of their business. Our programs allow the customers to use valuable space in their warehouses for more profitable, lower volume, higher dollar resale items. With 83 locations in North America serving all 50 states, Canada and Mexico, we are able to deliver the right products in the right quantities on the day they are needed. With a fleet of over 370 trucks, our customers are confident the product will be delivered when required. Due to our number of locations, our common IT platform and our logistics capabilities, we are able to service the needs of national accounts across the business. Customers are assured of a consistent, dependable and controlled program that will contribute to a more efficient supply chain. Our ability to provide these services has allowed us to develop long term relationships with many large customers resulting in multi-year contracts to supply our products. We believe there is a significant opportunity for additional national contracts and have committed resources to our National Accounts department in an effort to pursue these customers.

We have always been successful with small, regional and national customers. However, many of our customers have grown not just nationally but globally. During 2004, we have worked with our European and Australian counterparts on international sales and purchasing programs. Global negotiations have started with customers and vendors who have expanded to markets in all areas of the world. We are one of the few companies that will be able to deliver a controlled and consistent program to the customer similar to our national programs in place now. Also, by combining our worldwide purchasing power, we are able to lower costs on various product lines on a global basis. We have already demonstrated this on several import items. This is an advantage that we are confident will lead to increased sales in the future.

Despite productivity gains in several areas of the business, operating costs remained consistent with last year due to rising fuel costs and health and benefit costs. However we believe we have managed these increases effectively and are confident that with improvements to our IT capabilities, facilities, logistics platform and delivery routes, we will see improvement in the future. Our standardized procedures in all facets of the operation, including warehousing and customer service, will contribute to long term efficiency gains. We continue to improve our complete supply chain costs and improve our overall operations.

Europe and Australasia

Our business in Europe and Australasia exceeded GBP1 billion in sales for the first time. The acquisition of Groupe Pierre Le Goff in France in May 2004 increased the scale of the business by approximately one third. The effect of this in the year, combined with continued organic growth and further in-fill acquisitions, has enabled our business to achieve record sales and profits with the former increasing by 33% to GBP1,025.6 million and the latter by 44% to GBP78.7 million.

From our first acquisition in the UK in 1993, just over 11 years ago, we have now developed a European and Australasian business in 11 countries with real substance and scale in the UK and Ireland, Continental Europe (principally France, Germany, the Netherlands, Denmark) and Australasia (Australia, New Zealand). Moreover we are expanding into new areas, such as Eastern Europe, which provide added growth potential.

In each country we aim to provide our customers with a 'one stop shop' for all their purchasing, warehousing & distribution and servicing needs. By providing customers with management information to improve the control of their expenditures on a broad range of largely non-food consumable products, we are able to demonstrate savings throughout the supply chain. This allows our customers to reduce their internal costs of operation and achieve efficiencies by concentrating on their own core businesses.

Growth in 2004 has come mainly from acquisitions but also from significant new contract wins and a broadening of our product range with existing customers. These effects have more than offset any impact of deflationary price pressure, lower consumption and substitution for lower specification products, for example in the retail and catering sectors.

In the UK and Ireland, our businesses supplying Horeca (hotels, restaurants, caterers) performed well despite lower spending by a number of our key customers due to lower throughput in their own businesses. Our Lockhart business, which specialises in light catering equipment, was able to secure a long term contract with a major international contract caterer and was also successful in winning new contracts with hotel and restaurant groups increasing the critical mass of our business. During the year we opened a new purpose-built National Distribution Centre based in Kettering, which supplies a broad range of slower-moving items on a cross-dock basis to our branch network. By enabling us to supply a broader range of catering disposables, as well as light catering equipment, we can now offer a 'one stop shop' with the broadest range of products available in the UK market.

Our retail supplies business, which focuses on supplying supermarkets and non-food retailers with goods not for resale, was able to continue to make progress in supplying key retailers in the UK. New long term contracts were agreed with two major supermarket groups and we are confident of future successes going forward. During the year we also integrated the supply chain of our healthcare supplies business, Shermond, with the retail business as many of the supply chain characteristics are common. Shermond had another strong year and posted good organic growth as it increased its share into the healthcare and nursing home markets in the UK. In Ireland our hotel and catering supplies business also performed well and was able to increase penetration into its target markets.

The challenging market conditions in Horeca also impacted our Vending Services business, whose customers faced reduced consumption due to staff cutbacks and outsourcing of labour to lower cost countries. Nevertheless we succeeded in increasing our sales overall and positioning ourselves as the clear leading independent vending operator in the UK market.

In cleaning and safety supplies, Greenham continues to perform strongly with good organic growth coming from new contract wins in public transportation, building and construction and local government. Increasingly personal protection equipment is imported from global sources and, to capture this opportunity, we more than doubled the capacity of our importing and National Distribution Centre. We also continued the development of our own-label range of brands with great success. Cleaning & Hygiene Supplies completed the full integration of Darenas and is now running on a single IT system with an integrated branch structure.

In Continental Europe our main initiative was the acquisition of Groupe Pierre Le Goff which provided an entry point of scale into one of the leading markets in Europe. Groupe Pierre Le Goff's activities lie mainly in the supply of cleaning and hygiene products to French caterers, hotels and industry in general as well as the supply of personal protection equipment/safety products to French industry, food processors and transportation sectors. These businesses are both complementary to our activities in the UK and elsewhere and we have already begun to see the benefits of synergies in purchasing, IT systems and key accounts. The acquisition has been well received by employees, customers and suppliers, and the business has performed ahead of expectations.

Our businesses in Denmark are set for increased activity in 2005. Last year was the first full year of the MultiLine acquisition which came in ahead of expectations. Our business supplying retailers had a more difficult year as we focused our distribution activities around a new purpose-built warehouse outside Copenhagen combining three locations into one, successfully implemented our IT systems and created a stronger platform for 2005.

In Germany our business supplies mainly caterers and high street butchers and bakers with packaging products. Against a challenging market we had a strong year in terms of sales and profits growth, winning a number of prestigious accounts. In the Netherlands our business is focused mainly on hotels and caterers and consequently suffered from the downturn in the Dutch economy. However, following a move to a purpose-built facility outside Amsterdam, we are well placed to capitalise on any recovery and have added to our customer base. Gelpa, which we purchased in January 2005 provides us with a route into the supermarket and food processor sectors. We believe that this will provide exciting opportunities for Bunzl in the Benelux region as a whole.

2004 also saw the first acquisition by Bunzl of a business in Eastern Europe, when we acquired Beltex based in Hungary. This business is a leading distributor of cleaning and safety products in Hungary with two smaller branches in neighbouring Slovakia and Romania. We are developing the opportunities with international suppliers and customers there and believe that this is an area of potential for the future.

In Australasia our business continues to perform well and achieved another record year in 2004. In addition to contract wins in the hotel, catering and healthcare sectors, we strengthened our regional position in Melbourne and also in Tasmania, which is a new geography for us. Towards the end of the year we acquired the disposables distribution business of Cospak with branches in Perth, Newcastle and a number of other locations. These have already been integrated into the existing Bunzl infrastructure. This acquisition has increased our size significantly in Australia and has given us further reach into areas where we have been under represented. During the year we have also been able to continue the development of our food processor supply business and we have successfully extended our business in New Zealand.

FILTRONA

Filtrona is a supplier of fibre and plastic technology products to international niche markets. Within these two business segments it is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fibre products, protective caps and plugs, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles.

At constant exchange rates, sales in Filtrona rose by 12% to GBP477.5 million (2003: GBP452.6 million) driven by robust underlying organic growth in both segments supplemented by the sales impact from the acquisitions of the filters and fibres division of Baumgartner and Skiffy. Profits at constant exchange rates grew by 13% to GBP59.1 million (2003: GBP56.1 million) despite a challenging manufacturing environment characterised by rapid raw material cost increases, particularly in the second half of the year.

Filtrona now operates from 38 production facilities in 14 countries engaged in flexible light manufacture and service oriented supply of low unit value items to customers throughout the world. These customers range from small localised producers and distributors to large, complex multinational manufacturing organisations. Filtrona occupies technological and market leadership positions in small focused international niches, where the development of quality, differentiated positions is achievable through consistent investment and dedication to the delivery of innovation, superior customer value and service.

Within fibre technologies, both filters and Fibertec continued to progress well. We are now well placed to offer more complex and innovative technologies and products to meet the changing requirements of the international fibre technology markets.

Our outsourced cigarette filters business grew in all regions, with Asia continuing to perform particularly well, although headline results were again impacted by currency translation. Important new special filter outsourcing agreements were secured during the year which more than offset any increase in self manufacture. A new special filter facility was opened in Mexico during the second half and volumes through this operation will build during 2005. In addition new warehousing arrangements were made in Korea and Russia to improve supply chain performance. The filters business continues to benefit from increased consumer demand for brands with low tar and special filters, often including charcoal, driven by changing consumer tastes, ever stricter legislative requirements and the growing industry interest in filters which can reduce particular constituents within cigarette smoke.

Fibertec, based in Richmond, Virginia and Reinbek, Germany, sells reservoirs and wicking devices using bonded fibre technology for products including pens and printers, medical device components and household items. The business continued its good growth, assisted by the product volumes from the acquired facility in Switzerland. The construction of a new facility in Ningbo, China will come on stream in 2005 and product volumes are expected to grow progressively driven by enhanced penetration of the Asian market. Focus on the development of new technologies, applications and geographic coverage continues to support the excellent growth of this business.

The rapid escalation of raw material prices was a key issue facing plastic technology businesses during the year. In spite of the challenge posed by this trend, our businesses developed successfully and we are well positioned for the future.

Our self-adhesive tear tape business is the world's leading supplier and made good progress in all regions in spite of adverse currency conditions. Our Richmond facility was further expanded with the installation of a new six station printing press such that it now has full process capability for servicing the increasingly important market in the Americas. Volumes of both standard and value added tear tape continued their strong growth. The use of printed tear tape for brand promotion and security purposes continues to develop. The application of extrusion coated films for security and industrial uses is showing encouraging results and further investment in extrusion coated film process and handling techniques has generated significant improvements in quality and service. We have formed a technology based joint venture to develop an item level track and trace system for high volume consumer goods and document security. Initial results are encouraging.

Our protection and finishing products business continued its positive development. Robust organic growth in both Europe and America was supplemented by a strong contribution from the newly acquired Skiffy which has enhanced our European market position. Whilst rapid price escalation in raw materials was potentially a drag on performance, this was more than offset by improved underlying market demand, better manufacturing efficiencies, further additions to the range, increased global sourcing and greater market penetration. The oil sector end-market continues to deliver good results and a new contract for supply into the Caspian sea region will enhance performance in 2005.

Improved trading conditions were sustained in our US and European extrusion businesses. In Europe we continued to win new export business and substantial growth opportunities remain. In the US important new business was secured in retail and we achieved good growth in lighting, transportation, medical and recreational products. The business continued to focus on unit cost reduction, proprietary products and differentiated process technologies. Our geographic spread was of benefit once again with further good business growth in Mexico.

Globalpack, our Brazilian operation which produces packaging for the South American toiletries and cosmetics industries, had another good year. The company continued to build its expertise in roll-on deodorant packaging and strong demand for its tube product range has generated the need for an additional line for installation early in 2005.


                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                      FOR THE YEAR ENDED 31 DECEMBER 2004


                                                                 Growth
                                                          Actual        Constant
                                  2004      2003        Exchange        Exchange
                       Notes      GBPm      GBPm           Rates           Rates
--------------------------------------------------------------------------------
Sales
Existing businesses            2,695.6   2,728.2
Acquisitions                     220.4
                             ---------------------------------------------------
Total sales              2     2,916.0   2,728.2               7%            14%
                             ---------------------------------------------------

Operating profit
Existing businesses              193.4     196.4
Acquisitions                      12.3
                             ---------------------------------------------------
Profit on ordinary activities
before interest          2       205.7     196.4               5%            13%
Net interest payable     3        (4.8)     (1.8)

                             ---------------------------------------------------
Profit on ordinary activities
before taxation                  200.9     194.6               3%            11%

--------------------------------------------------------------------------------
Profit before taxation and
goodwill amortisation            226.0     212.3               6%            14%
--------------------------------------------------------------------------------
Taxation on profit on ordinary
activities                4      (72.3)    (69.0)
                             ---------------------------------------------------
Profit on ordinary activities after
taxation                         128.6     125.6
Profit attributable to
minorities                        (1.2)     (1.0)
                             ---------------------------------------------------
Profit for the financial year    127.4     124.6

Dividends                  5     (58.4)    (54.4)
                             ---------------------------------------------------
Retained profit for the
financial year                    69.0      70.2
                             ---------------------------------------------------
Basic earnings per share   6      28.7p     27.4p              5%            13%
                             ---------------------------------------------------
Adjusted earnings per
share                      6      34.4p     31.3p             10%            18%
                             ---------------------------------------------------
Diluted basic earnings per
share                      6      28.6p     27.2p
                             ---------------------------------------------------
Dividends per share        5      13.3p     12.1p             10%
                             ---------------------------------------------------



                           CONSOLIDATED BALANCE SHEET
                              AT 31 DECEMBER 2004



                                                              2004         2003
                                                              GBPm     Restated
                                                                           GBPm
--------------------------------------------------------------------------------
Fixed assets
Intangible assets - goodwill                                 541.3        290.9
Tangible fixed assets                                        218.4        196.5
                                                         -----------------------
                                                             759.7        487.4
Current assets
Stocks                                                       275.2        215.6
Debtors                                                      468.5        374.7
Investments                                                   29.3        111.3
Cash at bank and in hand                                      78.4         47.5
                                                         -----------------------
                                                             851.4        749.1
Current liabilities
Creditors: amounts falling due within one year              (786.3)      (499.1)
                                                         -----------------------
Net current assets                                            65.1        250.0
                                                         -----------------------
Total assets less current liabilities                        824.8        737.4
                                                         -----------------------

Creditors: amounts falling due after more than one year     (297.8)      (220.2)
Provisions for liabilities and charges                       (46.9)       (41.6)
                                                         -----------------------
Net assets excluding pension liabilities                     480.1        475.6

Pension liabilities                                          (48.3)       (40.8)
                                                         -----------------------
Net assets including pension liabilities                     431.8        434.8
                                                         -----------------------

Capital and reserves
Called up share capital                                      112.5        112.1
Share premium account                                         88.3         83.8
Capital redemption reserve                                     5.3          5.3
Revaluation reserve                                              -          1.3
Profit and loss account                                      222.0        229.5
                                                         -----------------------
Shareholders' funds: equity interests                        428.1        432.0
Minority equity interests                                      3.7          2.8
                                                         -----------------------
                                                             431.8        434.8
                                                         -----------------------

Net debt                                                     405.2         96.5
Gearing                                                       94.6%        22.3%


*Restated on adoption of UITF38 'Accounting for ESOP trusts'.



                        CONSOLIDATED CASH FLOW STATEMENT
                       FOR THE YEAR ENDED 31 DECEMBER 2004


                                                                 2004      2003
                                                    Notes        GBPm      GBPm
--------------------------------------------------------------------------------
Net cash inflow from operating activities               7       220.0     250.4
Net cash outflow for returns on investments                      (3.6)     (4.7)
and servicing of finance
Tax paid                                                        (65.2)    (56.6)
Net cash outflow for capital expenditure                        (41.6)    (31.3)
Acquisition of businesses                                      (256.7)    (36.1)
Disposal of businesses                                            8.0      10.0
Equity dividends paid                                           (54.4)    (51.8)
                                                          ----------------------
Net cash (outflow)/inflow before use of liquid
resources and financing                                        (193.5)     79.9
Management of liquid resources                                   57.6      57.4
Net cash inflow/(outflow) from financing                        120.6     (98.1)
                                                          ----------------------
(Decrease)/increase in cash in the financial year               (15.3)     39.2
                                                          ----------------------

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the financial year               (15.3)     39.2
Increase in debt due within one year                           (150.0)     (8.3)
(Increase)/decrease in debt due after one year                  (24.5)     21.1
Decrease in current asset investments                           (57.6)    (57.4)
Borrowings acquired                                             (66.9)        -
Exchange and other movements                                      5.6      14.9
                                                          ----------------------
Movement in net debt in the financial year                     (308.7)      9.5
Opening net debt                                                (96.5)   (106.0)
                                                          ----------------------
Closing net debt                                        8      (405.2)    (96.5)
                                                          ----------------------




          CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                      FOR THE YEAR ENDED 31 DECEMBER 2004


                                                               2004        2003
                                                               GBPm        GBPm
--------------------------------------------------------------------------------
Profit for the financial year                                 127.4       124.6
Actuarial (loss)/gain on pension schemes                      (13.3)        0.9
Deferred taxation on actuarial loss/(gain)on                    4.0        (0.4)
pension schemes
Revaluation reserve movement                                   (1.3)          -
Currency translation differences on foreign currency
net investments                                                 0.4        (1.5)
                                                      --------------------------
Total recognised gains and losses for the year                117.2       123.6
                                                      --------------------------



        CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
                      FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                           2003
                                                               2004   *Restated
                                                               GBPm        GBPm
--------------------------------------------------------------------------------
Opening shareholders' funds as previously reported            459.2       475.2
Prior year adjustment (adoption of UITF38)                    (27.2)      (19.2)
                                                      --------------------------
Opening shareholders' funds restated                          432.0       456.0
Profit for the financial year                                 127.4       124.6
Dividends                                                     (58.4)      (54.4)
Issue of share capital                                          4.9         7.0
Employee trust shares                                          (9.0)       (8.0)
Actuarial (loss)/gain net of deferred taxation on
pension schemes                                                (9.3)        0.5
Purchase of own shares                                        (58.6)      (92.2)
Revaluation reserve movement                                   (1.3)          -
Currency translation                                            0.4        (1.5)
                                                      --------------------------
Closing shareholders' funds                                   428.1       432.0
                                                      --------------------------

*Restated on adoption of UITF38 'Accounting for ESOP trusts'.



Notes

1. Basis of preparation

During the year the Group adopted UITF38 'Accounting for ESOP trusts'. As a result, comparative figures have been restated. There was no impact on the consolidated profit for the year to 31 December 2003. The impact on consolidated shareholders' funds as at 31 December 2003 was a reduction of GBP27.2m.

Bunzl plc's 2004 Annual Report will be despatched to shareholders at the end of March 2005. The financial information set out does not constitute the company's statutory accounts for the years ended 31 December 2004 or 2003 but is derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the company's Annual General Meeting which will be held on 18 May 2005. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

The Group will be required to adopt International Accounting Standards and International Financial Reporting Standards endorsed by the EU (together 'IFRS') from 1 January 2005 with the interim results for 2005 being the first results reported under the new Standards. The main areas of impact on the consolidated profit and loss account will be in respect of goodwill amortisation and share based payments. Under IFRS, goodwill will no longer be amortised but will be subject to impairment testing at least annually, and intangible assets will be amortised, resulting in an expected overall reduction to the amortisation charge. The impact on operating profit in 2004 would have been a benefit of approximately GBP18 million. The Group operates equity-settled, share-based compensation plans. Under IFRS, the fair value of share based compensation is recognised as an expense, and will be spread evenly over the vesting period. The impact on operating profit in 2004 would have been a reduction of approximately GBP4 million. Some other one-off items relating predominately to fixed asset carrying values would have resulted in a one-off GBP3 million reduction in operating profit in 2004. There is expected to be a small favourable impact of IFRS on the consolidated balance sheet. During 2003 the Group adopted FRS17 'Retirement Benefits'. The difference in treatment of this Standard and IFRS is negligible.


2. Segmental analysis


                               Sales    Operating profit    Net operating assets
                     ---------------    -----------------   --------------------
                      2004      2003        2004     2003          2004    2003
                      GBPm      GBPm        GBPm     GBPm          GBPm    GBPm
--------------------------------------------------------------------------------
Outsourcing Services
 North America     1,412.9   1,505.1       106.1    115.8         130.5   116.3
 Europe &
 Australasia       1,025.6     770.5        78.7     54.7         149.5   108.0
                   -------------------------------------------------------------
                   2,438.5   2,275.6       184.8    170.5         280.0   224.3
Filtrona             477.5     452.6        59.1     56.1         213.5   197.2
Corporate                                  (13.1)   (12.5)         (9.8)   (5.2)
Goodwill                                   (25.1)   (17.7)        541.3   290.9
                   -------------------------------------------------------------
                   2,916.0   2,728.2       205.7    196.4       1,025.0   707.2
                   -------------------------------------------------------------

--------------------------------------------------------------------------------
Geographical origin
North America      1,570.8   1,698.3       128.7    140.1         216.7   200.4
Europe             1,150.4     886.4        93.0     68.0         216.2   178.0
Rest of world        194.8     143.5        22.2     18.5          60.6    43.1
Corporate                                  (13.1)   (12.5)         (9.8)   (5.2)
Goodwill                                   (25.1)   (17.7)        541.3   290.9
                   -------------------------------------------------------------
                   2,916.0   2,728.2       205.7    196.4       1,025.0   707.2
                   -------------------------------------------------------------

A reallocation of costs and net operating assets between Corporate and Outsourcing Services North America has been incorporated in this analysis.

3. Net interest payable


                                                            2004           2003
                                                            GBPm           GBPm
--------------------------------------------------------------------------------
Interest receivable
Bank deposits                                                9.0            7.7
                                                   -----------------------------
Total interest receivable                                    9.0            7.7
                                                   -----------------------------

Interest payable
Bank loans and overdrafts                                   (9.1)          (3.2)
Other loans                                                 (4.1)          (4.2)
                                                   -----------------------------
Total interest payable                                     (13.2)          (7.4)
                                                   -----------------------------

Other finance costs
Expected return on pension scheme assets                    16.0           12.7
Interest on pension scheme liabilities                     (16.6)         (14.8)
                                                   -----------------------------
Total other finance costs                                   (0.6)          (2.1)
                                                   -----------------------------
Total net interest payable                                  (4.8)          (1.8)
                                                   -----------------------------

4. Taxation on profit on ordinary activities

A taxation charge of 32.0% (2003: 32.5%) on the profit on underlying operations excluding goodwill amortisation has been provided based on the estimated effective rate of taxation for the year. Including goodwill amortisation, on which there is no tax relief, the overall tax rate is 36.0% (2003: 35.5%).

5. Dividends


                                         Per share                        Total
                         -------------------------------------------------------
                                 2004         2003              2004       2003
                                                                GBPm       GBPm

--------------------------------------------------------------------------------
Interim dividend                 4.15p        3.85p             18.5       17.4
Final dividend                   9.15p        8.25p             39.9       37.0
                          ------------------------------------------------------
                                 13.3p        12.1p             58.4       54.4
                          ------------------------------------------------------

The final dividend of 9.15p will be paid on 1 July 2005 to shareholders on the register on 6 May 2004. The 2004 interim dividend paid was GBP18.5m, GBP0.4m lower than the amount proposed of GBP18.9m due to the impact of the Company purchasing its own shares.

6. Earnings per share


                                                               2004        2003
                                                               GBPm        GBPm
--------------------------------------------------------------------------------
Profit for the financial year                                 127.4       124.6
Adjustment*                                                    25.1        17.7
                                                      --------------------------
Adjusted profit for the financial year                        152.5       142.3
                                                      --------------------------

Basic weighted average ordinary shares in issue (million)     443.0       455.2
Dilutive effect of employee share plans (million)               1.7         2.2
                                                      --------------------------
Diluted weighted average ordinary shares (million)            444.7       457.4
                                                      --------------------------

Basic earnings per share                                       28.7p       27.4p
                                                      --------------------------
Adjustment*                                                     5.7p        3.9p
                                                      --------------------------
Adjusted earnings per share                                    34.4p       31.3p
                                                      --------------------------
Diluted basic earnings per share                               28.6p       27.2p
                                                      --------------------------

Adjusted earnings per share is provided to reflect the underlying earnings performance of the Group.
*Adjustment relates to goodwill amortisation.



7. Reconciliation of operating profit to net cash inflow from operating activities


                                                            2004           2003
                                                            GBPm           GBPm
--------------------------------------------------------------------------------
Operating profit                                           205.7          196.4
Adjustments for non-cash items:
 depreciation                                               33.0           32.5
 goodwill amortisation                                      25.1           17.7
 other                                                       0.6            1.0
Working capital movement                                   (25.2)          17.9
Employee trust shares                                       (9.8)          (8.8)
Other cash movements                                        (9.4)          (6.3)
                                                   -----------------------------
Net cash inflow from operating activities                  220.0          250.4
                                                   -----------------------------



8. Analysis of net debt
                                                            2004           2003
                                                            GBPm           GBPm
--------------------------------------------------------------------------------
Cash at bank and in hand                                    78.4           47.5
Short term deposits repayable on demand                      8.8           32.0
Overdrafts                                                 (43.2)         (20.5)
                                                   -----------------------------
Cash                                                        44.0           59.0
                                                   -----------------------------

Debt due within one year                                  (179.0)         (17.4)
Debt due after one year                                   (289.0)        (217.2)
Finance leases                                              (1.7)          (0.2)
                                                   -----------------------------
                                                          (469.7)        (234.8)
                                                   -----------------------------
Short term deposits not repayable on demand                 20.5           79.3
                                                   -----------------------------
Net debt                                                  (405.2)         (96.5)
                                                   -----------------------------






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 28, 2005                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman